Haddan & Zepfel LLP
Corporate and Securities Lawyers
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May 27, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:    Jonathan Groff, Staff Attorney

Re:	Franklin Wireless Corp.
Form 10-K for the fiscal year ended June 30, 2010

Dear Sirs:

This is in response to your request, conveyed in a telephone conversation with Jonathan Groff of your staff on May 16, 2011, for certain supplemental information relating to Amendment No.2 to the Annual Report on Form 10-K for the year ended June 30, 2010 of Franklin Wireless Corp. (the “Company”).

The information requested concerns the effect of a possible dispute between the Company and C-Motech Co. Ltd. (“C-Motech”). The issue arises out of C-Motech’s failure to sell certain shares of the Company back to the Company, as required under an agreement between the Company and C-Motech. You had requested information on the effect of this potential dispute on the supplier-customer relationship between C-Motech and the Company, as the 10-K discloses that during the fiscal year ended June 30, 2010, the Company purchased a majority of its wireless data products from C-Motech.

We advise you supplementally that since C-Motech terminated its supply agreement with the Company effective in January 2010, as described in the 10-K, the Company’s purchases from C-Motech have declined sharply, and the Company is not dependent on C-Motech for wireless data products.  Even before termination of the supply agreement, Franklin began the process of migrating away from C-Motech supplied products (towards internally developed ones), and this trend has continued.

The following table illustrates the change:

Period	Approximate Percentage of
Sales From C-Motech Products

Twelve months ending June 30, 2010	94%
Three months ending September 30, 2010	54%
Three months ending December 31, 2010	6%
Three months ending March 31, 2011	0%

Thus, product purchases from C-Motech have become an insignificant portion of the products sold by the Company, so a dispute with C-Motech would not have a material effect on the Company’s ability to source its products.

On behalf of the Company, we understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's comments and request that the staff contact the undersigned with any questions regarding this letter.

Very truly yours,

/s/ Robert J. Zepfel

 Robert J. Zepfel